UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Enochian Biosciences Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

29350E 104

(CUSIP Number)

Weird Science LLC

8581 Santa Monica Blvd. #317

West Hollywood, CA 90069

Attention: William Anderson Wittekind

(424) 279-8792

with a copy to:

Patrick T. McCloskey

McCloskey Law PLLC

425 Madison Avenue, Suite 1700

New York, NY 10017

(646) 970.0611

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 28, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29350E104

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Weird Science LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒

6.	Citizenship or Place of Organization California

Number of	7.	Sole Voting Power 0
Shares Bene-
ficially by	8.	Shared Voting Power 4,900,114[1]
Owned by Each
Reporting	9.	Sole Dispositive Power 0
Person With

10.	Shared Dispositive Power 4,900,114[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,900,114

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.5%[2]

14.	Type of Reporting Person (See Instructions) OO

_____________________________

1 William Anderson Wittekind (“Wittekind”) and Carl Sandler (“Sandler”) share voting and dispositive power over such shares by virtue of their status as managers of Weird Science LLC (“Weird Science”) as of the date of the event reported herein.

2 Based upon 46,636,976 shares of common stock outstanding as of September 23, 2020, as disclosed in the issuer’s Form 10-K/A filed with the Commission on October 28, 2020.

CUSIP No. 29350E104

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

William Anderson Wittekind

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of	7.	Sole Voting Power 3,398,056[3]
Shares Bene-
ficially by	8.	Shared Voting Power 4,900,114[4]
Owned by Each
Reporting	9.	Sole Dispositive Power 3,398,056[3]
Person With

10.	Shared Dispositive Power 4,900,114[4]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,298,170

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 17.8.[5]

14.	Type of Reporting Person (See Instructions) I

_____________________________

3 Consists of (a) 1,859,367 shares owned by Wittekind; (b) 1,000,000 shares owned by the William Anderson Wittekind 2020 Annuity Trust, a grantor retained annuity trust of which Wittekind is the sole trustee (the “Wittekind 2020 Annuity Trust”); and (c) 538,689 shares owned by the Dybul 2020 Angel Annuity Trust, a grantor retained annuity trust of which Wittekind is the sole trustee (the “Dybul 2020 Annuity Trust”). In his capacity as the sole trustee, Wittekind has sole voting power and sole dispositive power over the shares owned by the Wittekind 2020 Annuity Trust and the Dybul 2020 Annuity Trust.

4 Consists of 4,900,114 shares owned by Weird Science. Wittekind and Sandler share the power to vote and the power to dispose of the shares owned by Weird Science by virtue of their status as managers of Weird Science as of the date of the event reported herein. Excludes 10,446,171 shares owned by Wittekind’s spouse, of which Wittekind disclaims beneficial ownership pursuant to Rule 13d-4 (17 CFR 240.13d-4).

5 Based upon 46,636,976 shares of common stock outstanding as of September 23, 2020, as disclosed in the issuer’s Form 10-K/A filed with the Commission on October 28, 2020.

EXPLANATORY NOTE

This Amendment No. 6 amends the Schedule 13D filed by Weird Science LLC, a California limited liability company (“Weird Science”) and William Anderson Wittekind, a member and manager of Weird Science (“Wittekind” and, together with Weird Science, the “Reporting Persons”), with respect to the shares of common stock, par value $0.0001 per share (“Common Stock”) of Enochian Biosciences Inc. (the “Issuer”) received by Weird Science pursuant to that certain Agreement and Plan of Merger dated January 12, 2018 (the “Merger Agreement”) by and among the Issuer (then known as DanDrit BioTech USA, Inc.), DanDrit Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer (“Merger Sub”), Enochian Biopharma, Inc., a Delaware corporation (“Target”), and Weird Science, in its capacity as the majority stockholder of the Target, as amended by Amendment No. 1, Amendment No. 2, Amendment 3, Amendment No. 4 and Amendment No. 5 thereto.

Capitalized terms used but not defined in this Amendment No. 6 have the meanings given to such terms in the initial Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 thereto.

Item 2.	Identity and Bakcground

(d)       The disclosures made in Item 2(d) of Amendment No. 1 with respect to Gumrukcu are hereby supplemented with the following:

On September 4, 2020 the charge was reduced to a misdemeanor, the remaining probation period was terminated, the guilty plea/conviction was set aside, a plea of not guilty was entered and the case was dismissed pursuant to Section 1203.4 of the California Penal Code.

Item 5.	Interests in Securities of the Issuer

(a)-(c)  On or about October 28, 2020 Wittekind contributed 538,689 shares of Common Stock to the Dybul 2020 Angel Annuity Trust, a grantor retained annuity trust of which Wittekind is the sole trustee (the “Dybul 2020 Annuity Trust”).

Based upon 46,636,976 shares of Common Stock outstanding as of September 23, 2020, as disclosed in the Issuer’s Form 10-K/A filed with the Commission on October 28, 2020, after giving effect to Wittekind’s transfer of the 538,689 shares of Common Stock to the Dybul 2020 Annuity Trust:

•	Wittekind beneficially owned 8,298,170 shares of Common Stock (including 4,900,114 shares owned by Weird Science, of which Wittekind shares beneficial ownership with Sandler, in Wittekind’s capacity as a manager of Weird Science, 1,000,000 shares owned by the Wittekind 2020 Annuity Trust and 538,689 shares owned by the Dybul 2020 Annuity Trust, of which Wittekind has sole voting and dispositive power in his capacity as sole trustee, but excluding 10,446,171 shares owned by Gumrukcu, Wittekind’s spouse, of which Wittekind disclaims beneficial ownership pursuant to Rule 13d-4 (17 CFR 240.13d-4), comprising 17.8% of the Issuer’s issued and outstanding Common Stock;

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•	Sandler beneficially owned 8,386,795 shares of Common Stock (including the 4,900,119 shares owned by Weird Science, of which Sandler shares beneficial ownership with Wittekind, in Sandler’s capacity as a manager of Weird Science, and 15,605 shares of Common Stock underlying options granted to Sandler in exchange for his service as a director of the Issuer) comprising 18.0% of the Issuer’s issued and outstanding Common Stock; and

•	Gumrukcu beneficially owned 10,446,171 shares of Common Stock, comprising 22.4% of the Issuer’s issued and outstanding Common Stock. Such beneficial ownership excludes the shares owned by Wittekind, Gumrukcu’ spouse. Gumrukcu disclaimed beneficial ownership of the shares owned by Wittekind in footnote 7 to the table entitled “Security Ownership of Certain Beneficial Owners and Management” included in the Issuer’s Form 10-K/A filed with the Commission on October 28, 2020.

(d)       Not applicable.

(e)       Not applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement (previously filed and incorporated by reference to Exhibit 1 of the Schedule 13D).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 6 is true, complete and correct.

Date: May 19, 2023

WEIRD SCIENCE LLC

By:	/s/ William Anderson Wittekind
Name: William Anderson Wittekind
Title: Manager

/s/ William Anderson Wittekind
WILLIAM ANDERSON WITTEKIND

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